

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 13, 2008

Scott R. Sand
Chief Executive Officer
Ingen Technologies, Inc.
35193 Avenue "A", Suite C
Yucaipa, California, 92399

> **Re: Item 4.02 Form 8-K**
> **Filed: July 28, 2008**
> **File No. 0-28704**

Dear Mr. Sand:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief